                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the Month of August 2002
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                               GLOBAL SOURCES LTD.
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                 (Translation of Registrant's Name into English)

                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton HM EX, Bermuda
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                      Form 20-F....X.... Form 40-F........

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of
1934).

                             Yes........ No....X....

                  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective August 8, 2002, Arthur Andersen Singapore ("Andersen") resigned as the independent  public  accountants  for Global Sources Ltd. (the  "Company"),  and
Ernst & Young  Singapore  ("E&Y") agreed to act as the Company's new independent public  accountants.  The  appointment  of E&Y was approved by resolution of the
Company's Board of Directors.

Andersen's reports on the Company's  consolidated financial statements as of and for the fiscal  years  ended  December  31, 2001 and  December  31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal years ended December 31, 2001 and December 31, 2000, and the  subsequent  interim  period  through  August  8,  2002,  there  were no disagreements  between  the Company  and  Andersen  on any matter of  accounting principles or practices,  financial statement  disclosure,  or auditing scope or procedure,  which  disagreements,  if not resolved to  Andersen's  satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable  events  described under Item  304(a)(1)(v) of Regulation
S-K  occurred  within the  Company's  fiscal  years ended  December 31, 2001 and
December 31, 2000, and the subsequent interim period through August 8, 2002.

During the Company's fiscal years ended December 31, 2001 and December 31, 2000, and the  subsequent  interim  period through August 8, 2002, the Company did not consult  with E&Y  regarding  any of the  matters  or  events  set forth in Item
304(a)(2)(i) and (ii) of Regulation S-K.

                                    SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                  GLOBAL SOURCES LTD.
                                  (Registrant)

                                  By:/s/ Eddie Heng Teng Hua
                                     --------------------------
                                     Name: Eddie Heng Teng Hua
                                     Title: Director and Chief Financial Officer

Dated:  August 9, 2002